U. S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE 13D
                     Under the Securities Exchange Act of 1934


                          BALTIC INTERNATIONAL USA, INC.
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                                 (Name of Issuer)


                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   058825-10-0
                           -------------------------
                                 (CUSIP Number)


                                   L.T. Nicol
                                The Nicol Agency
                                  P.O. Box 1067
                             Crockett, Texas  75835
                                  409-544-2944
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                February 2, 2000
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP No. 058825-10-0                                         Page 2 of 9 Pages

(1)  Name of reporting person                        Nicol Family Partnership,
                                                       Ltd.
     I.R.S. Identification No. of above person
      (entities only)                                75-2626610
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(2)  Check the appropriate box if a member of a
      group*                                         (a) |_|
                                                     (b) |X|
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(3)  SEC use only
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(4)  Source of funds*                                SC
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(5)  Check if disclosure of legal proceeding is
      required pursuant to items 2(d) or 2(e)        |_|
--------------------------------------------------------------------------------
(6)  Citizenship or place of organization            Texas
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Number of shares beneficially owned by each
 reporting person with:
   (7)  Sole voting power                            500,000
   (8)  Shared voting power                          -0-
   (9)  Sole dispositive power                       500,000
  (10)  Shared dispositive power                     -0-
--------------------------------------------------------------------------------
(11)  Aggregate amount beneficially owned by each
       reporting person                              500,000
--------------------------------------------------------------------------------
(12)  Check box if the aggregate amount in row
       (11) excludes certain shares*                 |_|
--------------------------------------------------------------------------------
(13)  Percent of class represented by amount in
       row (11)                                      5.03%
--------------------------------------------------------------------------------
(14)  Type of reporting person*                      PN
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*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               SCHEDULE 13D

CUSIP No. 058825-10-0                                         Page 3 of 9 Pages

(1)  Name of reporting person                        L. T. Nicol
     I.R.S. Identification No. of above person
      (entities only)
--------------------------------------------------------------------------------
(2)  Check the appropriate box if a member of a
      group*                                         (a) |_|
                                                     (b) |X|
--------------------------------------------------------------------------------
(3)  SEC use only
--------------------------------------------------------------------------------
(4)  Source of funds*                                None
--------------------------------------------------------------------------------
(5)  Check if disclosure of legal proceeding is
      required pursuant to items 2(d) or 2(e)        |_|
--------------------------------------------------------------------------------
(6)  Citizenship or place of organization            U.S.
--------------------------------------------------------------------------------
Number of shares beneficially owned by each
 reporting person with:
   (7)  Sole voting power                            -0-
   (8)  Shared voting power                          500,000
   (9)  Sole dispositive power                       -0-
  (10)  Shared dispositive power                     500,000
--------------------------------------------------------------------------------
(11)  Aggregate amount beneficially owned by each
       reporting person                              500,000
--------------------------------------------------------------------------------
(12)  Check box if the aggregate amount in row
       (11) excludes certain shares*                 |_|
--------------------------------------------------------------------------------
(13)  Percent of class represented by amount in
       row (11)                                      5.03%
--------------------------------------------------------------------------------
(14)  Type of reporting person*                      IN
--------------------------------------------------------------------------------


*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



CUSIP NO. 058825-10-0                                               Page 4 of 9


ITEM 1.  SECURITY AND ISSUER

Securities acquired:             Common Stock, par value $0.01 ("Common Stock")

Issuer:                          Baltic International USA, Inc.

Principal Executive Offices:     5151 San Felipe, Suite 1661
                                 Houston, Texas 77056

ITEM 2.  IDENTITY AND BACKGROUND

(a) This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting Persons" pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:

(i)   Nicol Family Partnership, Ltd. is a Texas limited partnership;

(ii) L. T. Nicol, an individual who is a general partner of Nicol Family Partnership, Ltd.,

(b), (c) and (f) The Reporting Persons have business addresses as follows:

(i)   Nicol Family Partnership, Ltd., P.O. Box 278, Grapeland, Texas 75844

(ii)  L.T. Nicol, The Nicol Agency, P.O. Box 1067, Crockett, Texas 75835

     Nicol Family Partnership, Ltd. is a privately owned investment partnership which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

     L. T. Nicol, a U.S. citizen, is chairman of the board and chief executive officer of The Nicol Agency, a company that owns and operates billboards in Texas. He is also chairman of the board and chief executive officer of Nicol Broadcasting, a company that owns and operates radio stations in East Texas.

(d) No events have occurred which would be required to be reported under the provisions of this Item.

(e) No events have occurred which would be required to be reported under the provisions of this Item.




CUSIP NO. 058825-10-0                                               Page 5 of 9


ITEM 3.  SOURCE AND AMOUNT OF FUNDS

     The shares were issued in connection with the purchase by the Issuer of all of the outstanding shares of Advanced Reclamation Company, L.L.C. from Nicol Family Partnership, Ltd.

ITEM 4.  PURPOSE OF THE TRANSACTION

     Each of the other Reporting Persons has acquired the securities reported herein for investment. As of the date hereof, none of the Reporting Persons has any plans or proposals that would result in any of the following:

     (a) acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer except for open market or privately negotiated purchases or sales of the Issuer's securities at times and prices determined by the investment objectives of each of the Reporting Persons;

     (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or managers of the Issuer, except for the nomination of L. T. Nicol for appointment to the board of directors of the Issuer;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure, except for the acquisition of Advanced Reclamation Company, L.L.C.;

     (g) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange;

     (i) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to any of those enumerated above.



CUSIP NO. 058825-10-0                                               Page 6 of 9


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The beneficial ownership of each of the Reporting Persons of Common Stock of the Issuer as of the date hereof is as follows:

     (i) Nicol Family Partnership is the beneficial owner of 500,000 shares of Common Stock. The total number of shares of Common Stock beneficially owned by Nicol Family Partnership, Ltd. represents 5.03% of the shares of Common Stock outstanding.

     (ii) By reason of his position as general partner of Nicol Family Partnership, Ltd., L. T. Nicol may be deemed to have indirect shared voting and dispositive power over the 500,000 shares of Common Stock of the Issuer beneficially owned by such partnership. Accordingly,
           L. T. Nicol may be deemed the beneficial owner of 500,000 shares representing 5.03% of the Common Stock of the Issuer outstanding.

     The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 9,455,960 outstanding shares of Common Stock of the Issuer reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

     (b) Nicol Family Partnership, Ltd. has the sole power to vote or to dispose of or to direct the voting or to direct the disposition of the Common Stock of the Issuer beneficially owned. L. T. Nicol may be deemed to have shared voting and dispositive power over the aggregate 500,000 shares of the Common Stock of the Issuer beneficially owned by Nicol Family Partnership, Ltd. as its general partner.

     (c) The acquisition of 500,000 shares of the Common Stock of the Issuer by Nicol Family Partnership, Ltd. as part of the Issuer's purchase price of Advanced Reclamation Company, L.L.C. is the only transaction in the class of securities reported on herein effected by the Reporting Persons in the past sixty (60) days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as set forth herein above, there are no contracts, arrangements, understandings or relationships between the Reporting Persons with respect to the securities of the Issuer reported upon by this report except for L. T. Nicol will be nominated as a director for the Issuer's board of directors.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A.  Agreement of Joint Filing




CUSIP NO. 058825-10-0                                               Page 7 of 9


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                              NICOL FAMILY PARTNERSHIP, LTD.



                                              By:  /s/ L. T. Nicol
                                                    ---------------------------
                                                   L. T. Nicol, General Partner

Dated as of: February 9, 2000




CUSIP NO. 058825-10-0                                               Page 8 of 9


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                              By:  /s/ L. T. Nicol
                                                    ---------------------------
                                                   L. T. Nicol, Individually

Dated as of: February 9, 2000



CUSIP NO. 058825-10-0                                               Page 9 of 9


                                   EXHIBIT A


                           AGREEMENT OF JOINT FILING
                        BALTIC INTERNATIONAL USA, INC.
                        COMMON STOCK, PAR VALUE $0.01


     In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on
Schedule 13D, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 9th day of February, 2000.


                                              NICOL FAMILY PARTNERSHIP, LTD.



                                              By:  /s/ L. T. Nicol
                                                    ---------------------------
                                                   L. T. Nicol, General Partner




                                              By:  /s/ L. T. Nicol
                                                    ---------------------------
                                                   L. T. Nicol, Individually